UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Higher One Holdings, Inc.

(Name of Subject Company)

Winchester Acquisition Corp.

(Offeror)

(Names of Filing Persons)

Winchester Acquisition Holdings Corp.

(Parent of Offeror)

(Names of Filing Persons)

Blackboard Super Holdco, Inc.

(Other Person)

(Names of Filing Persons)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

42983D104

(CUSIP Number of Class of Securities)

Winchester Acquisition Corp.

c/o Blackboard Inc.

1111 19th Street NW

Washington, DC 20036

Attention: Stuart Kupinsky

Senior Vice President and General Counsel

202-463-4860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark E. Thierfelder

Ian A. Hartman

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

212-698-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Winchester Acquisition Corp., a Delaware corporation (“Purchaser”), that is a wholly-owned subsidiary of Winchester Acquisition Holdings Corp., a Delaware corporation (“Parent”), for all issued and outstanding shares of common stock, par value $0.001 per share, of Higher One Holdings, Inc., a Delaware corporation (“Higher One”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of June 29, 2016, by and among Purchaser, Parent and Higher One (the “Merger Agreement”). This Schedule TO is being filed by Purchaser, Parent and Blackboard Super Holdco, Inc. Each of Purchaser, Parent and Blackboard Inc. is owned by Blackboard Super Holdco, Inc. and is ultimately controlled by equity funds managed by Providence Managing Member L.L.C.

The tender offer described in this filing has not yet commenced. This filing is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Purchaser intends to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Higher One intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Parent, Purchaser and Higher One intend to mail these documents without charge to Higher One stockholders. Investors and stockholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents may be obtained without charge at the SEC’s website at www.sec.gov when they become available. The offer to purchase, solicitation/recommendation statement, and related materials when they become available may also be obtained without charge by contacting D.F. King & Co., Inc., the information agent for the tender offer, toll-free at (800) 884-5101 (banks and brokers call (212) 269-5550).

* * *

On June 30, 2016, David Marr, Senior Vice President, Blackboard Transact, of Blackboard Inc. posted the following blog on Blackboard Inc.’s external website.

* * *

Expanding our suite of financial solutions for students

To say this has been an exciting few weeks for Transact and Blackboard would be an understatement. Just three weeks ago, we announced our acquisition of Sequoia Retail Systems to expand our depth of solutions and innovation.

Today, I am equally proud to announce we have entered into a definitive agreement to purchase Higher One Holdings, Inc. Specifically, the CASHNet payments business.

With almost 30 years of serving the education community and predating Higher One, CASHNet should not be confused with Higher One’s former financial aid “refund” business, which was recently sold. CASHNet is the market leader in payment solutions serving higher education, with over 700 clients and millions of students nationwide.

CASHNet is a natural complement to Blackboard and Blackboard Transact in supporting institutions as they make a meaningful difference in the lives of the students they serve. This acquisition dramatically broadens and strengthens our commitment to the educational community. It recognizes our understanding of the dependency between student financial management, teaching and learning, and student engagement across the entire educational experience.

I am thrilled to welcome CASHNet to the Transact family.

For more specifics about the acquisition, please review our press release.

Additional Information

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Winchester Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of Winchester Acquisition Holdings Corp. (“Blackboard Acquisition”), a wholly owned subsidiary of Blackboard Super Holdco, Inc., intends to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Higher One Holdings, Inc. (“Higher One”) intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Blackboard Acquisition, Purchaser and Higher One intend to mail these documents without charge to Higher One stockholders. Investors and stockholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents may be obtained without charge at the SEC’s website at www.sec.gov when they become available. The offer to purchase and related materials when they become available may also be obtained without charge by contacting the information agent for the tender offer.